INTERSTATE BAKERIES CORPORATION
12 East Armour Blvd., 64111 / P.O. Box 419627, Kansas City, MO 64141-6627
816/502-4000

June 5, 2008

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, DC 20549

Attn: Ms. Jill H. Davis

Re:        Interstate Bakeries Corporation
Form 10-K for the Fiscal Year ended June 2, 2007
Form 10-Q for the Fiscal Quarter ended March 8, 2008
SEC File No. 001-11165

Dear Ms. Davis:

We continue to work on our response to the comments reflected in your letter dated May 15, 2008 referencing the above-listed reports. Unfortunately, we will not be able to complete our response by June 9th, which was the date provided in our May 21st letter. As a result, we request an additional extension of time to respond to your letter until June 23, 2008. We undertake to furnish our response to you on or before that date. It is my understanding that in-house counsel spoke to Jennifer O'Brien this afternoon about this extension.

If you have any questions or require any further information, please call me at (816) 502-4164.

Very truly yours,

/s/ J. Randall Vance
J. Randall Vance
Senior Vice President, Chief Financial Officer and Treasurer

cc:  Jennifer O'Brien